United States securities and exchange commission logo





                             May 14, 2021

       Stephen LeClair
       Chief Executive Officer
       Core & Main, Inc.
       1830 Craig Park Court
       St. Louis, Missouri 63146

                                                        Re: Core & Main, Inc.
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted April 16,
2021
                                                            CIK No. 0001856525

       Dear Mr. LeClair:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form S-1 submitted April 16, 2021

       Prospectus Summary
       Our Company, page 1

   1. To provide context for investors regarding you financial position, where you discuss your net sales, net
income attributable to partners    capital, and Adjusted EBITDA, please
                                                        briefly discuss your
indebtedness.
       Customers, Suppliers and Products, page 2

   2. You disclose that "approximately 84% of our net sales for fiscal 2020 were to customer accounts that purchased
products from us in each of the last five years." Please amend your disclosure to
describe whether you expect to continue to derive a significant portion
 Stephen LeClair
Core & Main, Inc.
May 14, 2021
Page 2
         of your net sales from prior customers in future periods.
3. Please amend your disclosure to clarify why you believe you "obtain preferred access to specialized products, in addition to preferred access to products during periods of material shortages or when shorter-than-usual lead times are required for certain projects."
4. We note your disclosure that "[o]ur largest single supplier represented 9% of product expenditures for fiscal 2020, and our top ten suppliers represented 42% of total product expenditures during the same period." Please amend your disclosure to state whether you expect this trend in suppliers to continue in future periods.
Multiple Levers for Organic Growth, page 10

5. You disclose that "[t]hrough our strategic accounts program, we directly partner with large national contractors and private water companies, who typically pursue large, complex projects or have specialized procurement needs." Please tell us whether this program results in entry into partnership or strategic agreements that are material to your business. As necessary, please revise your disclosure and exhibit index.
Proven Ability to Execute and Integrate Acquisitions, page 10

6. We note your disclosure that "[g]iven the highly fragmented and localized nature of our markets, we maintain a robust pipeline of future acquisition candidates." Please amend your "Use of Proceeds" disclosure to clarify whether and to what extent Holdings and its subsidiaries may use proceeds from this offering to effect a future acquisition.
Replicate Successful Expansion in Underpenetrated Geographies, page 14

7.     You disclose that "[n]ew branches have historically had highly attractive ROIC
       characteristics, often requiring limited capital investment to open and typically breaking even within the first year." Please amend your disclosure to clarify what is meant by
       "limited" capital investment, and provide additional detail regarding how "often" your
FirstName LastNameStephen LeClair
       new branches require only limited investment. Further, please disclose the percentage of
Comapany
       yourNameCore
            new branches& Main,   Inc. even within the first year, to provide
context for your
                            that break
May 14,statement that2 the same is "typical."
         2021 Page
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Organizational Structure, page 16

8. To provide added clarity for investors regarding the Reorganization Transactions and your organizational structure before and after this offering, please present in this section diagrams showing the Blocker Mergers, and your organizational structure before and after the Reorganization Transactions and this offering. Please also provide a diagram of the
         Blocker Mergers and your organizational structure before the offering where you present the diagram showing your organizational structure after the offering on page 72.
9. Please amend your disclosure to identify the certain members of your management on whose behalf Management Feeder will hold Class B common stock and Partnership
         Interests.
The Offering
Conflicts of Interest, page 23

10. Please amend your risk factor disclosure to describe the risks to investors, if any, related to conflicts of interest created by the affiliate of J.P. Morgan Securities LLC being an administrative agent and a lender under your Senior Term Loan Facility.
Risk Factors
Risks Related to Our Business
"We are subject to price fluctuations in our product costs . . .", page 29

11. Please quantify the impact on your business of price volatility due to the decline in product supply related to the winter storms of 2021 in Texas, if estimable and material.
         Please make conforming changes to your risk factor disclosure in the last risk factor on page 32.
"Our industry and the markets in which we operate are fragmented . . .", page
33

12. You disclose that "[e]xcept for us and the one national competitor, we believe that no other single competitor in our industry accounts for greater than approximately 3% of total market share." Please disclose the estimated market share for the "one national competitor."
"A significant amount of our net sales . . .", page 35

13. We note your disclosure that "[a] significant amount of our net sales volume in fiscal 2020 was facilitated through the extension of credit . . . ." Please quantify the "significant
         amount."
"We are subject to certain safety and labor risks . . .", page 40

14. Please amend your disclosure to briefly define "full-time equivalent associates."
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"Interruptions in the proper functioning . . . ", page 42

15. You disclose that "during fiscal 2020 a third-party payment processor with which we work experienced a ransomware attack that prevented them from processing check-based payments for us for a period of several weeks." Please quantify any losses to you related to this attack, and describe any measures you took to remedy the delay in processing of check-based payments, if material.
"We occupy most of our facilities under long-term non-cancelable leases . . .", page 45

16. Please amend your disclosure to quantify, for the periods presented, the extent of your liability for payments under leases for closed or idled facilities. Risks Related to Our Organizational Structure
"The Tax Receivable Agreements will require us to make cash payments . . .", page 52

17. We note your disclosure that "[t]he amount of the cash payments that we will be required to make under the Tax Receivable Agreements is expected to be significant." Please provide an estimate of the cash payments that will be required under the Tax Receivable
         Agreements, or tell us why you are unable to do so.
Risks Related to Our Class A Common Stock and This Offering
"Following the completion of this offering, the CD&R Investors . . .", page 60

18. Please amend the disclosure on your cover page to state that, following the completion of this offering, if the CD&R Investors hold a required percentage of the total voting power of the outstanding shares of your common stock, they will continue to have the right to designate for nomination for election at least a majority of your directors and to designate your Chairman of the board of directors. Please also disclose the relevant percentages, when known.
"We expect to be a 'controlled company' . . .", page 63

19. Please affirmatively disclose the "certain exemptions" you will continue to utilize following this offering.
The Reorganization Transactions
Management Feeder and Unit Appreciation Rights, page 75

20. You disclose that, in connection with the reorganization transactions, you "expect" that all
         Profits Units of Management Feeder will be converted into a number of common units of the recapitalized Management Feeder. Please amend your disclosure to clarify what will happen to the Profits Units if they are not converted into common units of Management
         Feeder.
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Dividend Policy, page 79

21. Please briefly describe the regulatory and state law restrictions regarding distributions by a limited partnership to its partners that may limit distributions by your subsidiaries, and quantify any relevant limits on distributions imposed by these restrictions.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Liquidity and Capital Resources, page 102

22. Please amend your disclosure to discuss the future impact of payments under the Tax
         Receivable Agreements on your liquidity.
Non-GAAP Financial Measures, page 107

23. The denominator of the non-GAAP measure you call return on invested capital does not include debt or equity, so it does not appear to represent invested capital. Please retitle this non-GAAP measure to better describe what it actually represents and clearly state why this non-GAAP measure provides useful information to investors.
Also,
         disclose your rationale for including net receivables, inventory and net property, plant and equipment less accounts payable in the denominator. Finally, disclose why operating lease right-of-use assets, goodwill and other intangible assets are excluded. Refer to Items
         10(e)(1)(i)(C) and (D) of Regulation S-K.
Business
Our Company
Customers, Suppliers and Products, page 115

24. Please label the graphics in this section to clarify to what the percentages refer. For example, clarify whether the percentages shown for customer diversity and customer tenure represent a percentage of net sales, revenue, or some other metric.
Compensation Discussion and Analysis
Short-term Incentives, page 145

25.      To explain how MICP Adjusted EBITDA can be calculated from your financial
         statements, please amend your disclosure to describe the "certain employee and COVID-
         19-related costs."
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Description of Certain Indebtedness, page 172

26. Where you describe the guarantees for your relevant credit facilities, please briefly describe the "certain excluded subsidiaries," where applicable.
Core & Main Holdings, LP Consolidated Financial Statements
Note 1) Basis of Presentation & Description of Business
Segments, page F-13

27. On your website, you list four industries you serve: Waterworks, Fire Protection, Landfill and Erosion and Geotextiles. You have Presidents for Waterworks and Fire Protection and six Regional Vice Presidents. Please tell us in detail how you concluded you have a single operating segment. In doing so, please also discuss:

                why none of these industries or regions are operating segments,

                your management structure from the top down to the Regional Vice President level,

                how budgets are prepared, at what lower levels (e.g., industry and/or region) and frequency,

                whether lower level financial information is reviewed by the CODM and/or Board and, if so, describe what it is and how often it is reviewed, and whether any managers are compensated based upon the performance of lower levels of the company and, if so, tell us who and explain how it works.

         Refer to ASC 280-10-05-3 and paragraphs 50-1 and 50-6 through 50-9 of
Section 280-10-
         50.
Note 2) Summary of Significant Accounting Policies
Property and Equipment
Acquisitions and Goodwill, page F-14

28. Please tell us the levels you use to assess impairment of long-lived assets and goodwill. In doing so, also explain how you determined the long-lived asset groupings and goodwill reporting units used. Refer to ASC 360-10-35-23 through 35-25 and ASC 350-20-35-33 through 35-46.
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       You may contact Patrick Kuhn at (202) 551-3308 or Rufus Decker at (202) 551-3769 if
you have questions regarding comments on the financial statements and related matters. Please contact Katherine Bagley at (202) 551-2545 or Dietrich King at (202) 551-8071 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Trade &
Services
cc:      Peter J. Loughran, Esq.